

**Filed Pursuant to Rule 424(b)(2)**
**Registration Statement No. 333-211718**

Pricing Supplement dated July 21, 2016 to the
Product Prospectus Supplement MLN-EI-1 dated June 30, 2016 and
Prospectus Dated June 30, 2016

# The Toronto-Dominion Bank

$565,000
Dow Jones Industrial Average™ Index-Linked Contingent Absolute Return Barrier Notes
Due July 26, 2022

The Toronto-Dominion Bank ("TD" or “we”) is offering the Contingent Absolute Return Barrier Notes (the “Notes”) linked to the performance of the Dow Jones Industrial Average™ Index (the “Reference Asset”) described below. Your Payment at Maturity will depend on the percentage increase or decrease of the Reference Asset from the Initial Level to the Final Level (the “Percentage Change”).

If the Percentage Change is positive, then the percentage return on the Notes will be positive and equal to the product of 125% multiplied by the Percentage Change. If the Percentage Change is between 0% and -30%, inclusive (meaning the Final Level is less than or equal to the Initial Level but greater than or equal to the Barrier Level), then the percentage return on the Notes will be positive and equal to the absolute value of the Percentage Change (the “Contingent Absolute Return”). If the Percentage Change is less than -30% (meaning the Final Level is less than the Barrier Level), investors will lose 1% of the Principal Amount of the Notes for each 1% negative Percentage Change, and may lose up to the entire Principal Amount of the Notes. Any payments on the Notes are subject to our credit risk.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Notes will not be listed on any securities exchange.

**The Notes do not guarantee the return of the Principal Amount and investors may lose their entire investment in the Notes.**

**Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on July 26, 2016, against payment in immediately available funds.

**You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” on page P-5 of this pricing supplement.**

The estimated value of the Notes on the Pricing Date is $898.00 per Note, as discussed further under “Additional Risk Factors — Estimated Value” beginning on page P-6 and “Additional Information Regarding The Estimated Value of the Notes” on page P-16 of this pricing supplement. The estimated value is less than the public offering price of the Notes.

| | Public Offering Price[1] | Underwriting Discount[2] | Proceeds to TD |
|---|---|---|---|
| Per Note | $1,000.00 | $45.00 | $955.00 |
| Total | $565,000.00 | $25,425.00 | $539,575.00 |

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $955.50 (95.50%) per Principal Amount of the Notes.
[2] TD Securities (USA) LLC (“TDS”) (the “Agent”) will receive a commission of up to $45.00 (4.50%) per Note and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes, or will offer the Notes directly to investors. The Agent may resell the Notes to other securities dealers at the Principal Amount less a concession not in excess of $45.00 per Note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession, the Agent may, over the tenor of the Notes, pay up to $9.00 per Note to a third-party as a distribution expense fee for each Note sold. TD will reimburse TD Securities (USA) LLC (“TDS”) for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-15 of this pricing supplement.

**TD SECURITIES (USA) LLC**

# Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

| | |
|---|---|
| **Issuer:** | TD |
| **Issue:** | Senior Debt Securities |
| **Type of Note:** | Contingent Absolute Return Barrier Notes |
| **Term:** | 6 years |
| **Reference Asset:** | Dow Jones Industrial Average$^{\text{IM}}$ Index (Bloomberg Ticker: INDU) |
| **Index Sponsor:** | S&P Dow Jones Indices LLC |
| **CUSIP / ISIN:** | 89114QXD5 / US89114QXD59 |
| **Agent:** | TDS |
| **Currency:** | U.S. Dollars |
| **Minimum Investment:** | $1,000 and minimum denominations of $1,000 in excess thereof |
| **Principal Amount:** | $1,000 per Note |
| **Pricing Date:** | July 21, 2016 |
| **Issue Date:** | July 26, 2016 |
| **Valuation Date:** | July 21, 2022, subject to postponement for market and other disruptions, as described in the product prospectus supplement |
| **Maturity Date:** | July 26, 2022, subject to postponement for market and other disruptions, as described in the product prospectus supplement |
| **Payment at Maturity:** | If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount in cash per Note equal to: |
| | Principal Amount + (Principal Amount x Percentage Change x Leverage Factor). |
| | If, on the Valuation Date, the Percentage Change is zero or negative, but the Final Level is greater than or equal to the Barrier Level (that is, the Percentage Change is between 0% and -30%, inclusive), then the investor will receive an amount in cash per Note equal to: |
| | Principal Amount + (Principal Amount x Contingent Absolute Return). |
| | If, on the Valuation Date, the Percentage Change is negative and the Final Level is less than the Barrier Level (that is, the Percentage Change is less than -30%), then the investor will receive an amount in cash per Note, if anything, equal to: |
| | Principal Amount + (Principal Amount x Percentage Change) |
| | **If the Final Level is less than Barrier Level, the investor will receive less than the Principal Amount of the Notes on the Maturity Date and may lose up to their entire investment.** |
| **Percentage Change:** | The Percentage Change is the quotient, expressed as a percentage, of the following formula: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Initial Level:** | 18,517.23, which was the Closing Level of the Reference Asset on the Pricing Date |
| **Final Level:** | The Closing Level of the Reference Asset on the Valuation Date |

| | |
|---|---|
| **Closing Level of the Reference Asset:** | The Closing Level of the Reference Asset will be the official closing level of the Reference Asset or any successor index (as defined in the accompanying product prospectus supplement) published by the Index Sponsor on any Trading Day for the Reference Asset. |
| **Leverage Factor:** | 125% |
| **Contingent Absolute Return:** | The absolute value of the Percentage Change (e.g., a -10.00% Percentage Change will equal a 10.00% Contingent Absolute Return) |
| **Barrier Level:** | 12,962.061, which is 70% of the Initial Level |
| **Business Day:** | Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto. |
| **U.S. Tax Treatment:** | By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization and the timing and character of your income from the Notes could differ materially from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences". |
| **Canadian Tax Treatment:** | Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes. |
| **Calculation Agent:** | TD |
| **Listing:** | The Notes will not be listed on any securities exchange |
| **Clearance and Settlement:** | DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus). |

**TD SECURITIES (USA) LLC**

# Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

**TD SECURITIES (USA) LLC**

# Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

**Principal at Risk.**

Investors in the Notes could lose up to their entire Principal Amount if there is a decline in the level of the Reference Asset. Specifically, if the Final Level is less than the Barrier Level, you will lose 1% of the Principal Amount of your Notes for each 1% negative Percentage Change, and may lose up to the entire Principal Amount of your Notes.

**The Return on Your Notes May Change Significantly Despite Only a Small Change in the Final Level**

If the Final Level is less than the Barrier Level, you will receive less than the Principal Amount of your Notes and you could lose all or a substantial portion of your investment in the Notes. This means that while a decrease of up to 30.00% from the Initial Level to the Final Level will result in a positive return equal to the Contingent Absolute Return, any additional decrease in the Final Level will instead result in a loss of 1% of the Principal Amount of your Notes for each 1% negative Percentage Change, up to the entire Principal Amount of your Notes.

**The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.**

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having a comparable maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

**A Lower Barrier Level May Reflect Greater Expected Volatility of the Reference Asset, and Greater Expected Volatility Generally Indicates an Increased Risk of Loss at Maturity.**

The economic terms for the Notes, including the Barrier Level, are based, in part, on the expected volatility of the Reference Asset at the time the terms of the Notes are set. "Volatility" refers to the frequency and magnitude of changes in the level of the Reference Asset. The greater the expected volatility of the Reference Asset as of the Pricing Date, the greater the expectation is as of that date that the Final Level of the Reference Asset could be less than the Barrier Level on the Valuation Date and, as a consequence, indicates an increased risk of loss. All things being equal, this greater expected volatility will generally be reflected in a lower Barrier Level than those terms on otherwise comparable notes. Therefore, a relatively lower Barrier Level may indicate an increased risk of loss. Further, a relatively lower Barrier Level may not necessarily indicate that the Notes have a greater likelihood of a return of the Principal Amount at maturity. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose up to the entire Principal Amount of your Notes.

**Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.**

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

**The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.**

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

**There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.**

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. The Agent and its respective affiliates may make a market for the Notes; however, they are not required to do so. The Agent and its affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

**TD SECURITIES (USA) LLC**

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

**If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner**

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset is greater than or equal to the Barrier Level during the life of the Notes, the market value of your Notes may not increase by the same amount.

**You Will Not Have Any Rights to the Reference Asset Constituents and the Reference Asset Only Reflects Price Return.**

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights as would holders of securities included in the Reference Asset (the "Reference Asset Constituents"). The Final Level will not reflect any dividends paid on the Reference Asset Constituents and the Reference Asset is not a "total return" index or strategy, which, in addition to reflecting price returns, would also reflect dividends paid on the Reference Asset Constituents.

**The Contingent Absolute Return Feature is Not the Same as Taking a Short Position Directly in the Reference Asset or the Reference Asset Constituents.**

Further, even if the Percentage Change is negative and the Final Level is greater than or equal to the Barrier Level, the return on the Notes will not reflect the return you would realize if you actually took a short position directly in the Reference Asset Constituents. For example, to maintain a short position in a Reference Asset Constituent, you would have to pay dividend payments (if any) to the entity that lends you the Reference Asset Constituent for your short sale, and you could receive certain interest payments (the short interest rebate) from the lender.

**The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.**

The Final Level will be based on the Closing Level of the Reference Asset on the Valuation Date (subject to postponement and/or adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Level of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the Closing Level of the Reference Asset at any time other than the Valuation Date.

**Estimated Value**

**The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.**

The estimated value of your Notes is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions expected to be paid to the Agent or its affiliates, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, the levels at which our benchmark debt securities trade in the secondary market, and estimated development and other costs which we may incur in connection with the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

**The Estimated Value of the Notes Is Based on the Pricing Models of A Third-Party With Whom We Expect to Enter Into A Hedging Transaction; These May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.**

The estimated value of your Notes is based on the pricing models of a third-party with whom we expect to enter into a hedging transaction. These pricing models take into account a number of variables and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, these pricing models may be different from our internal pricing models and from other financial institutions' pricing models and the methodologies used to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to these pricing models.

**The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes.**

The estimated value of the Notes is not a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price, at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

**The Temporary Price at Which An Agent May Initially Buy The Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.**

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes, as discussed further under "Additional Information Regarding The Estimated Value of the Notes." During this temporary period such prices may, depending on your broker, be greater than the valuation provided on your customer account statements; you should inquire with your broker as to the valuation provided on your customer account statement. The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

**We Have No Affiliation with the Index Sponsor and Have No Control Over Any Actions Taken by the Index Sponsor.**

The Index Sponsor is not an affiliate of ours and will not be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from any issuance of the Notes will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

**The Business Activities of the Issuer or its Affiliates May Create Conflicts of Interest.**

We and our affiliates expect to engage in trading activities related to the Reference Asset or one or more Reference Asset Constituents that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of a Reference Asset, could be adverse to the interests of the holders of the Notes. We and our affiliates may, at present or in the future, engage in business with the issuer of any Reference Asset Constituent (the "Constituent Issuer"), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our or their affiliates' obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or any Reference Asset constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Notes.

**There Are Potential Conflicts of Interest Between You and the Calculation Agent.**

The Calculation Agent will, among other things, determine the Payment at Maturity on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event if affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect any payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes — Role of Calculation Agent" in the product prospectus supplement.

**Market Disruption Events.**

The Valuation Date, and therefore the Maturity Date and the Payment at Maturity, are subject to postponement as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

**TD SECURITIES (USA) LLC**

**Significant Aspects of the Tax Treatment of the Notes Are Uncertain.**

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

**TD SECURITIES (USA) LLC**

# Hypothetical Returns

The examples and table set out below are included for illustration purposes only. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a Barrier Level of 70% of the Initial Level, a Leverage Factor of 125%, and that no market disruption event occurs or is continuing on the Valuation Date. The actual terms of the Notes are set forth under "Summary" herein.

Example 1—     Calculation of the Payment at Maturity where the Percentage Change is positive.

Percentage Change:          2%

Payment at Maturity:        $1,000 + ($1,000 x 2% x 125%) = $1,000 + $25 = $1,025.00

On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,025.00, a 2.50% return on the Notes.

Example 2—     Calculation of the Payment at Maturity where the Percentage Change is negative but the Final Level is greater than or equal to the Barrier Level.

Percentage Change:          -8%

Payment at Maturity:        $1,000 + ($1,000 x 8%) = $1,080.00

On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,080.00, an 8% return on the Notes.

Example 3—      Calculation of the Payment at Maturity where the Percentage Change is negative and the Final Level is less than the Barrier Level.

Percentage Change:          -35%

Payment at Maturity:        $1,000 + ($1,000 x -35%) = $1,000 - $350 = $650.00

On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $650.00, a 35% loss on the Notes.

The following table shows the hypothetical return profile for the Notes on the Maturity Date, assuming that the investor purchased the Notes on the Issue Date at the public offering price and held the Notes until the Maturity Date. The returns illustrated in the following table are not estimates or forecasts of the Percentage Change or the return on the Notes. Neither TD nor the Agent is predicting or guaranteeing any gain or particular return on the Notes.

| Hypothetical Percentage Change | Hypothetical Payment at Maturity ($) | Hypothetical Return on Notes (%) |
|---|---|---|
| 40.000% | $1,500.00 | 150.000% |
| 30.000% | $1,375.00 | 137.500% |
| 20.000% | $1,250.00 | 125.000% |
| 10.000% | $1,125.00 | 112.500% |
| 0.000% | $1,000.00 | 100.000% |
| -10.000% | $1,100.00 | 110.000% |
| -20.000% | $1,200.00 | 120.000% |
| -30.000% | $1,300.00 | 130.000% |
| -31.000% | $690.00 | -31.000% |
| -40.000% | $600.00 | -40.000% |
| -50.000% | $500.00 | -50.000% |
| -75.000% | $250.00 | -75.000% |
| -100.000% | $0.00 | -100.000% |

# Information Regarding the Reference Asset

We have derived all information contained in this pricing supplement regarding the Dow Jones Industrial Average<sup>TM</sup> Index (the "Reference Asset'), including, without limitation, its composition, methods of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (the "Index Sponsor"), a division of The McGraw-Hill Companies, Inc. and/or its affiliates.

The Index Sponsor has no obligation to continue to publish the Reference Asset, and may discontinue publication of the Reference Asset at any time. The Reference Asset is determined, comprised and calculated by the Index Sponsor without regard to the Notes.

The Reference Asset is a benchmark of performance for leading companies in the U.S. stock market, with the exception of those in the transportation and utilities industry. The Reference Asset is a price-weighted average of 30 "blue-chip" U.S. stocks that are generally the leaders in their industry, although this has not always been the case. The Reference Asset is calculated in U.S. dollars.

While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and adequately represents the sector(s) covered by the Reference Asset. The Reference Asset serves as a measure of the entire U.S. market such as financial services, technology, retail, entertainment and consumer goods and is not limited to traditionally defined industrial stocks. Companies should be incorporated and headquartered in the U.S. In addition, a plurality of revenues should be derived from the U.S.

The Reference Asset is maintained by an "Averages Committee", which is comprised of three representatives of the Index Sponsor and two representatives of The Wall Street Journal ("WSJ"). The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc. ("Dow Jones").

The Reference Asset is reviewed at least once annually, but composition changes are rare for the sake of continuity. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire Reference Asset is reviewed. As a result, when changes are made they typically involve more than one component.

The Reference Asset is price weighted rather than market capitalization weighted. Therefore, the Reference Asset Constituent weightings are affected only by changes in the stocks' prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the Reference Asset is the sum of the primary exchange prices of each of the 30 common stocks included in the Reference Asset, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for composition changes, stock dividends, stock splits, other corporate actions and other price adjustments. The current divisor of the Reference Asset is published daily in the WSJ and other publications. While this methodology reflects current practice in calculating the Reference Asset, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the return on your investment.

The level of the Reference Asset is the sum of the primary exchange prices of each of the 30 Reference Asset Constituents included in the Reference Asset, divided by a divisor that is designed to provide a meaningful continuity in the level of the Reference Asset. Because the Reference Asset is price-weighted, stock splits or changes in the Reference Asset Constituents could result in distortions in the Reference Asset level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the Reference Asset. The current divisor of the Reference Asset is published daily in the WSJ and other publications. In addition, other statistics based on the Reference Asset may be found in a variety of publicly available sources. The current formula used to calculate divisor adjustments is as follows: the new divisor (i.e., the divisor on the next trading session) is equal to (1) the divisor on the current trading session times (2) the quotient of (a) the sum of the adjusted (for stock dividends, splits, spin-offs and other applicable corporate actions) closing prices of the Reference Asset components on the current trading session and (b) the sum of the unadjusted closing prices of the Reference Asset components on the current trading session.

The top ten Reference Asset Constituents as of June 30, 2016, by weight, are: 3M Company (6.69%), International Business Machines Corporation (5.80%), Goldman Sachs Group, Inc. (5.67%), Unitedhealth Group Inc. (5.39%), The Boeing Company (4.96%), The Home Depot Inc. (4.88%), Johnson & Johnson (4.63%), McDonald's Corporation (4.60%), Travelers Companies Inc. (4.55%), and Chevron Corporation (4.00). The 30 common stocks included in the Reference Asset include nine sectors based on the ten industries defined by the Industry Classification Benchmark. As of the June 30, 2016, the sectors comprising the Reference Asset are: Industrials (19.66%), Financials (17.75%), Consumer Services (16.00%), Technology (13.75%), Health Care (13.57%), Oil & Gas (7.58%), Consumer Goods (7.07%), Basic Materials (2.48%) and Telecommunications (2.13%).

**License Agreement**

S&P<sup>®</sup> is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones<sup>®</sup> is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by the Index Sponsor. "Standard & Poor's<sup>®</sup>" and "S&P<sup>®</sup>" are trademarks of Standard & Poor's Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The Reference Asset is a product of the Index Sponsor and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the

**TD SECURITIES (USA) LLC**

Notes particularly or the ability of the Reference Asset to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the Reference Asset is the licensing of the Reference Asset and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Reference Asset is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the Reference Asset. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Reference Asset will accurately track index performance or provide positive investment returns. The Index Sponsor and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Reference Asset. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE ASSET OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

**TD SECURITIES (USA) LLC**

**Historical Information**

The graph below sets forth the information relating to the historical performance of the Reference Asset. The dotted line represents a Barrier Level of 12,962.061, which is equal to 70% of 18,517.23, which was the Closing Level of the Reference Asset on July 21, 2016.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Professional® ("Bloomberg").

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



*PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.*

# Supplemental Discussion of U.S. Federal Income Tax Consequences

**The U.S. federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor.**

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes, which should be long-term if you hold your Notes for more than one year, in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

**In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences — Alternative Treatments" of the product prospectus supplement. The risk that the Notes may be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash) and short-term capital gain or loss (even if held for more than one year), is higher than with other index-linked notes that do not guarantee full repayment of principal.**

The Internal Revenue Service ("IRS"), for example, might assert that the Notes should be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash), or that you should be required to recognize taxable gain on any rebalancing or rollover of the Reference Asset. There may be also a risk that the IRS could assert that the Notes should not give rise to long-term capital gain or loss because the Notes offer, at least in part, short exposure to the Reference Asset.

The IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code") should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement, unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

*Medicare Tax on Net Investment Income.* U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

*Specified Foreign Financial Assets.* Certain U.S. holders that own "specified foreign financial assets" may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

*Non-U.S. Holders.* Subject to Section 871(m) of the Code and "FATCA" (discussed below), if you are not a U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Subject to Section 897 of the Code, discussed below, gain from the sale, exchange, redemption or maturity of a Note or settlement at maturity generally should not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied, or has certain other present or former connections with the U.S.

**TD SECURITIES (USA) LLC**

Section 897. We will not attempt to ascertain whether any Constituent Issuer would be treated as a "United States real property holding corporation" ("USRPHC") within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as "United States real property interests" as defined in Section 897 of the Code. If any Constituent Issuer and the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a sale, exchange, redemption, maturity or other taxable disposition of the Note to the U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of a Constituent Issuer as a USRPHC and the Notes as United States real property interests.

*Section 871 (m).* Section 871(m) of the Code requires withholding (up to 30%, depending on whether a treaty applies) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to U.S.-source dividends. Under U.S. Treasury Department regulations, certain payments or deemed payments to non-U.S. holders with respect to certain equity-linked instruments ("specified ELIs") that reference indices containing U.S. stocks may be treated as dividend equivalents ("dividend equivalents") that are subject to U.S. withholding tax at a rate of 30% (or lower treaty rate). Under these regulations, withholding may be required even in the absence of any actual dividend related payment or adjustment made pursuant to the terms of the instrument. Withholding under these regulations generally will not apply to specified ELIs entered into before January 1, 2017. Accordingly, non-U.S. holders of the Notes should not be subject to tax under Section 871(m). However, it is possible that such withholding tax could apply to the Notes under these rules if the non-U.S. holder enters into certain subsequent transactions in respect of the Reference Asset. If withholding is required, we (or the applicable paying agent) would be entitled to withhold such taxes without being required to pay any additional amounts with respect to amounts so withheld. Non-U.S. holders should consult with their tax advisors regarding the application of Section 871(m) and the regulations thereunder in respect of their acquisition and ownership of the Notes.

*Foreign Account Tax Compliance Act.* The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). In addition, withholding tax under FATCA would not be imposed on withholdable payments solely because the relevant obligation is treated as giving rise to a dividend equivalent (pursuant to Section 871(m) and the regulations thereunder) where such obligation is executed on or before the date that is six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents. If, however, withholding is required, we (and/or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

*Proposed Legislation.* In 2007, legislation was introduced in Congress that, if enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the entire term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Furthermore, in 2013, the House Ways and Means Committee has released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

**Prospective purchasers of the Notes are urged to consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non- U.S. or other taxing jurisdiction (including that of TD).**

# Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, the Agent will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. The Agent may resell the Notes to other registered broker-dealers at the public offering price less a concession not in excess of $45.00 (4.50%) per Note. In addition to the selling concession, the Agent may, over the tenor of the Notes, pay up to $9.00 (0.90%) per Note to a third-party as a distribution expense fee for each Note sold. The Agent or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. The price for investors purchasing the Notes in these accounts may have been as low as $955.00 (95.50%) per Note.  TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on July 26, 2016, which is the third (3$^{rd}$) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. See "Plan of Distribution" in the prospectus.

*Conflicts of Interest.* TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Notes. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. *If a purchaser buys the Notes from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.*

**TD SECURITIES (USA) LLC**

# Additional Information Regarding The Estimated Value of the Notes

The final terms for the Notes were determined on the date the Notes were initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date.

The Estimated Value of the Notes is based on the pricing models of a third-party with whom we will enter into a hedging transaction. The third party pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and the levels at which our benchmark debt securities trade in the secondary market.

The estimated value of the Notes on the Pricing Date is less than the public offering price of the Notes. The difference between the public offering price of the Notes and the estimated value of the Notes results from several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, the levels at which our benchmark debt securities trade in the secondary market, and estimated development and other costs which we may incur in connection with the Notes.

The estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed the estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**We urge you to read the "Additional Risk Factors" beginning on page P-5 of this pricing supplement.**

# Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for the Issuer, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.